McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS

82-3899

October 17, 2003

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7[redacted]
Washington, DC 20549

VIA COURIER

03032713

SUPPL

Dear Sir/Madam:

RE: International Road Dynamics Inc.

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. Third Quarter Report for the Company for the period ended August 31, 2003; and

2. Confirmation of mailing interim financial statements.

If you require any additional information or clarification, please contact Gordon Wyant of this office.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,

McKERCHER McKERCHER & WHITMORE

Per:
Mike T. Petrescue

MTP/cck

Enclosures: As Listed Above

dlw 10/22

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK, Canada S7K 1M5
Telephone (306)653-2000 Fax (306)244-7335

Regina Office:
Eleventh Floor, Canada Trust Tower, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4
Telephone (306)352-7661 Fax (306)781-7113

Our Ref.
98-83.257

October 15, 2003

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
Third Quarter Report for Period Ending August 31, 2003

We confirm that the third quarter report of the Company was sent by first class mail on October 6, 2003, to all of the registered members of the Company.

Yours truly,

International Road Dynamics Inc.

Per:

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission

G:\LGS\SEDAR\IRD\3Q03\ConfMail.wpd

International Road Dynamics Inc.

Third Quarter 2003 Management's Discussion and Analysis

Sales for the quarter were $6.3 million, compared to $7.8 million in last year's third quarter. For the first nine months of fiscal 2003 sales were $18.1 million compared to sales in the first nine months of 2002 of $21.6 million. Gross margin in the third quarter increased to 38.7% of sales compared to 36.7% in the second quarter of this year and 33.8% in the third quarter of last year. Gross margin for the nine months ended August 31, 2003 were 35.0% compared to 36.2% for the first nine months of 2002.

The increase in gross margin for the quarter is due to a change in sales mix that included a greater percentage of higher margin engineering and software services revenues, service contract revenues and sales of IRD proprietary products; and a lower percentage of OEM products and subcontracted construction work, which are passed through to the customer at lower margins. In the third quarter, combined engineering and software services revenues, service contract revenues and sales of IRD proprietary products represented 79.4% of total revenues compared to 58.3% in the third quarter of last year. For the year to date, combined engineering and software services revenues, service contract revenues and sales of IRD proprietary products represented 78.6% of total revenues compared to 71.6% for the first nine months of 2002. In the third quarter OEM products and subcontracted services accounted for 14.0% of revenues compared to 28.4% in the third quarter of last year. OEM products and subcontracted services accounted for 15.2% of total revenues to date in 2003 compared to 19.2% of revenues for the first nine months of 2002.

Following is breakdown of IRD's sales by geographic segment for the periods ended August 31:

	Three Months		Nine Months	
	2003	2002	2003	2002
Canada	216,268	656,121	946,261	1,474,805
United States	5,834,905	6,717,073	15,614,457	17,697,888
Offshore	252,496	393,475	1,504,404	2,444,563
	6,303,669	7,766,669	18,065,122	21,617,256

Administrative and marketing expenses were $1,627,724 in the third quarter compared to $1,643,953 in the second quarter of 2003 and compared to $1,630,710 in the third quarter of 2002. For the nine months ended August 31, 2003 administrative and marketing expenses were $4,826,438 which is 1.9% higher compared to $4,736,844 for the first nine months of 2002. Controlling expenses continues to be a priority for the Company. However a 7% decrease in overhead wage and travel costs this year were offset by increased insurance costs and the cost of a marketing campaign aimed at increasing sales of IRD's in-vehicle driver management systems.

Net research and development expenditures were $208,043 in the third quarter compared to $203,236 in the second quarter and $302,264 in the third quarter of last year. For the first nine months of fiscal 2003, net research and development expenditures were $608,889 compared to $728,351 for the first nine months of last year. The decrease in the net research and development cost is the result of an increase in the provision for recoverable investment tax credits of $35,000 in the third quarter and $125,000 through the nine months ended August 31, 2003. Research and development expenditures before investment tax credits this year are $1.1 million which is about the same as the first nine months of last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $604,610 in the quarter and $797,163 in the first nine months of the year compared to $695,115 and $2,363,455 in the comparable quarter and nine-month periods last year.

Amortization charges grew in the third quarter to $178,683 from $168,938 in the third quarter of last year and to $523,677 for the first nine months compared to $473,634 for the first nine months of last year. The increase in fiscal 2003 is the result of additions to computer equipment and the Company's fleet of service vehicles over the past twelve months, as well as full amortization charges for the building addition and furniture added last year.

Interest charges on the Company's bank lines of credit are lower this year because of an improved cash position compared to last year. Interest on long-term debt is higher in the third quarter and nine-month periods due to the refinancing of the building mortgage to accommodate the building addition in the third quarter of last year.

The Company recorded and income tax provision of $109,000 on net earnings of $379,577 in the third quarter of this year compared to a provision of $202,500 on net earnings of $426,644 in the third quarter of 2002. For the year to date, the provision was $41,000 on net earnings of $174,625 compared to $792,500 on net earnings of $1,793,096 in the prior year. The reduction in the rate used to provide for future income taxes is the result of a larger portion of the business now qualifying for a manufacturers' tax rate reduction and the availability of a small amount tax loss that will be used to reduce this year's taxable income.

Net earnings for the third quarter were $270,577 or $0.02 per share compared to $327,436 or $0.02 per share in the second quarter and $260,144 or $0.02 per share for the third quarter of last year. For the first nine months net earnings were $133,625 or $.01 per common share ($0.01 diluted) compared to $1,000,596 or $0.08 per share ($0.07 diluted) for the first nine months of last year.

Cash flow from operations, after adjustment for changes in working capital items, for the third quarter of 2003 was $1.5 million and for the nine months ended August 31, 2003 was $1.9 million. By comparison, in the third quarter of 2002 cash flow from operations was $240,828 and for the first nine months of 2002 was $884,840. The primary reason for the increase in cash flow this year is a reduction of accounts receivable. This

reduction is the result partly of a cyclical trend where a number of project milestones have been met to trigger collections, and a trend toward an increasing percentage of the business being service and maintenance work that typically has a shorter account collection term.

During the quarter the Company completed the purchase of the European and North American operations of PAT Traffic, which resulted in a total cash investment of $3.2 million. Of that amount, $2.5 million was allocated to inventory with the balance to manufacturing and testing equipment, goodwill and other intangible assets. In addition a total of $156,596 was spent during the third quarter and $541,855 in total this year for routine replacement of computer and automotive equipment. That brings total capital investments this year to $3.9 million compared to $1.8 million in the first nine months of last year when a significant addition to land and building was made.

During the quarter the Company re-purchased for cancellation 71,200 shares at a cost of $72,603 under its approved Issuer Bid. Through the first nine months of fiscal 2003 a total of 333,200 shares have been repurchased at a cost of $341,968. The total Issuer Bid is for 600,000 shares and is approved to the end of November, 2003.

IRD's balance sheet remained strong at the end of the quarter. Working capital was $9.4 million at the end of the quarter compared to $10.7 million at the end of the last fiscal year end. The ratio of current assets to current liabilities is 2.4 at the end of the quarter and the debt to equity ratio is .33. In order to ensure financial resources were available to finance the purchase and operation of the PAT Traffic business the Company arranged to increase its bank line of credit to $7.5 million. At the end of the third quarter $3 million was drawn on the line.

Forward Looking Information

The business of International Road Dynamics is susceptible to a number of risks. These risks, and other risks associated with an investment in common shares, include, but are not limited to, the following: technological advances which may render current products obsolete; the impact of economic cycles on government and other contracts; failure to develop new product offerings; operating hazards; geographic expansion; product liability; regulatory scrutiny; environmental, health and safety regulations; competitive environment; reliance on key personnel; labour action; foreign exchange exposure; increased interest rates; integration of acquired businesses; potential undisclosed liabilities associated with acquisitions; uninsured and underinsured losses; capital expenditures; potential dilution from issuances of common shares from treasury; restrictions on potential growth.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such

statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.

September 25, 2003

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet
August 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

	August 31 2003	November 30 2002
Assets		
Current assets:		
Cash	$ 770,235	$ 356,101
Accounts receivable	8,423,645	11,421,998
Inventory	4,619,854	2,063,418
Investment tax credits recoverable	2,214,000	1,689,000
Prepaid expenses and deposits	145,376	86,371
	16,173,110	15,616,888
Deferred project costs	299,443	153,560
Capital assets	4,026,465	3,775,543
Goodwill and Intangible assets	821,554	355,390
	$ 21,320,572	$ 19,901,381
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,985,000	$ 133,332
Accounts payable and accrued liabilities	1,589,141	2,613,596
Current income taxes	-	25,500
Deferred revenue	350,000	328,000
Future income taxes	1,739,000	1,698,000
Current portion of long-term debt	75,000	100,000
	6,738,141	4,898,428
Long-term debt - net	1,184,249	1,243,629
Deferred revenue	433,672	674,679
Future income taxes	95,000	95,000
	8,451,062	6,911,736
Shareholders' Equity:		
Share capital	11,441,261	11,636,948
Retained earnings	1,428,249	1,352,697
	12,869,510	12,989,645
	$ 21,320,572	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Earnings and Retained Earnings
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2003	2002	2003	2002
Sales	$ 6,303,669	$ 7,766,669	$ 18,065,122	$ 21,617,256
Cost of sales	3,863,292	5,138,580	11,832,632	13,788,606
	2,440,377	2,628,089	6,232,490	7,828,650
Administrative and marketing expenses	1,627,724	1,630,710	4,826,438	4,736,844
Operating earnings	812,653	997,379	1,406,052	3,091,806
Research and development	208,043	302,264	608,889	728,351
Earnings before undernoted items	604,610	695,115	797,163	2,363,455
Other expenses (income)				
Amortization	178,683	168,938	523,677	473,634
Interest on short-term debt	26,819	49,676	44,301	125,267
Interest on long-term debt	21,744	15,759	65,238	41,044
Interest and other income	(2,213)	(1,902)	(10,678)	(69,586)
	225,033	232,471	622,538	570,359
Net earnings before income taxes	379,577	462,644	174,625	1,793,096
Provision for income taxes	109,000	202,500	41,000	792,500
Net earnings for the period	270,577	260,144	133,625	1,000,596
Retained earnings, beginning of period	1,168,931	763,614	1,352,697	24,522
Shares repurchased in excess of book value	(11,259)	-	(58,073)	(1,360)
Retained earnings, end of period	$ 1,428,249	$ 1,023,758	$ 1,428,249	$ 1,023,758
Earnings per share - basic	$ 0.02	$ 0.02	$ 0.01	$ 0.08
- diluted	$ 0.02	$ 0.02	$ 0.01	$ 0.07

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Net earnings	$ 270,577	$ 260,144	$ 133,625	$ 1,000,596
Items not involving cash:				
Amortization	178,683	168,938	523,677	473,634
Deferred project costs amortized	29,000	47,972	29,000	143,816
Issue of common shares for expenses	25,224	13,448	40,543	44,139
Provision for future income taxes	109,000	202,500	41,000	792,500
	612,484	693,002	767,845	2,454,685
Change in non-cash working capital:				
Accounts receivable	1,393,467	384,819	2,998,353	(33,352)
Investment tax credits recoverable	(190,000)	(155,000)	(525,000)	(400,000)
Inventory	(68,955)	(30,913)	(23,656)	(155,757)
Prepaid expenses and deposits	(14,802)	180,154	(59,005)	108,420
Accounts payable and accrued liabilities	(137,620)	(880,278)	(1,024,455)	(983,635)
Current income taxes payable	(5,087)	-	(25,500)	-
Deferred revenue	(41,445)	49,044	(219,007)	(105,521)
	1,548,042	240,828	1,889,575	884,840
Financing:				
Net short-term loans	2,086,670	(307,330)	2,851,668	204,505
Issuance (repayment) of long-term debt	(17,058)	777,784	(84,380)	670,533
Issue share capital	17,265	55,814	47,665	261,980
Repurchase share capital	(72,603)	-	(341,968)	(6,457)
	2,014,274	526,268	2,472,985	1,130,561
Investing:				
Deferred project costs	-	-	(174,883)	-
Additions to land and buildings	-	(408,177)	(59,884)	(1,171,450)
Additions to capital equipment	(156,596)	(125,104)	(541,855)	(627,201)
Business acquisition (note 2)	(3,171,804)	-	(3,171,804)	-
	(3,328,400)	(533,281)	(3,948,426)	(1,798,651)
Increase in cash	233,916	233,815	414,134	216,750
Cash, beginning of period	536,319	378,592	356,101	395,657
Cash, end of period	$ 770,235	$ 612,407	$ 770,235	$ 612,407
Supplemental cash flow disclosure:				
Interest paid	$ 48,563	$ 66,065	$ 111,475	$ 161,440

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

1. **Significant accounting policies**

The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2002. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated into Canadian Dollars using the exchange rate on the date of the transaction. The resulting gains or losses are included in the statement of earnings. During the nine months to date of the current year the Company recorded an exchange loss of $432,853.

2. **Business Acquisition**

The Company purchased substantially all of the assets of the traffic and telematics business of PAT GmbH located in Europe and the United States at a cost of $3,171,804. The acquisition was accounted for by the purchase method and the results of operations have been recorded from August 8, 2003, the date of purchase. The purchase costs were paid in cash and were allocated to the assets acquired as follows:

Inventory	$ 2,532,780
Equipment	118,078
Goodwill and intangible assets	520,946
	$ 3,171,804

Analysis of goodwill and intangible assets included in the purchase price is being assessed and will be further catagorized between assets that will be amortized and assets not subject to amortization.

3. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	36,649	40,543
Shares issued for employee stock options exercised	61,000	47,665
Shares repurchased and returned to treasury	(333,200)	(283,895)
	13,422,245	11,441,261

There are currently 881,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED August 31, 2003

DATE OF REPORT 03/09/25
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	03/09/25
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	03/09/25
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet
August 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

	August 31 2003	November 30 2002
Assets		
Current assets:		
Cash	$ 770,235	$ 356,101
Accounts receivable	8,423,645	11,421,998
Inventory	4,619,854	2,063,418
Investment tax credits recoverable	2,214,000	1,689,000
Prepaid expenses and deposits	145,376	86,371
	16,173,110	15,616,888
Deferred project costs	299,443	153,560
Capital assets	4,026,465	3,775,543
Goodwill and Intangible assets	821,554	355,390
	$ 21,320,572	$ 19,901,381
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,985,000	$ 133,332
Accounts payable and accrued liabilities	1,589,141	2,613,596
Current income taxes	-	25,500
Deferred revenue	350,000	328,000
Future income taxes	1,739,000	1,698,000
Current portion of long-term debt	75,000	100,000
	6,738,141	4,898,428
Long-term debt - net	1,184,249	1,243,629

Deferred revenue	433,672	674,679
Future income taxes	95,000	95,000
	8,451,062	6,911,736
Shareholders' Equity:		
Share capital	11,441,261	11,636,948
Retained earnings	1,428,249	1,352,697
	12,869,510	12,989,645
	$ 21,320,572	$ 19,901,381

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Earnings and Retained Earnings
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2003	2002	2003	2002
Sales	$ 6,303,669	$ 7,766,669	$ 18,065,122	$ 21,617,256
Cost of sales	3,863,292	5,138,580	11,832,632	13,788,606
	2,440,377	2,628,089	6,232,490	7,828,650
Administrative and marketing expenses	1,627,724	1,630,710	4,826,438	4,736,844
Operating earnings	812,653	997,379	1,406,052	3,091,806
Research and development	208,043	302,264	608,889	728,351
Earnings before undernoted items	604,610	695,115	797,163	2,363,455
Other expenses (income)				
Amortization	178,683	168,938	523,677	473,634
Interest on short-term debt	26,819	49,676	44,301	125,267
Interest on long-term debt	21,744	15,759	65,238	41,044
Interest and other income	(2,213)	(1,902)	(10,678)	(69,586)
	225,033	232,471	622,538	570,359
Net earnings before income taxes	379,577	462,644	174,625	1,793,096
Provision for income taxes	109,000	202,500	41,000	792,500

Net earnings for the period	270,577	260,144	133,625	1,000,596
Retained earnings, beginning of period	1,168,931	763,614	1,352,697	24,522
Shares repurchased in excess of book value	(11,259)	-	(58,073)	(1,360)
Retained earnings, end of period	$ 1,428,249	$ 1,023,758	$ 1,428,249	$ 1,023,758
Earnings per share - basic	$ 0.02	$ 0.02	$ 0.01	$ 0.08
- diluted	$ 0.02	$ 0.02	$ 0.01	$ 0.07

INTERNATIONAL ROAD DYNAMICS INC.

Interim Consolidated Statement of Cash Flows
"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Net earnings	$ 270,577	$ 260,144	$ 133,625	$ 1,000,596
Items not involving cash:				
Amortization	178,683	168,938	523,677	473,634
Deferred project costs amortized	29,000	47,972	29,000	143,816
Issue of common shares for expenses	25,224	13,448	40,543	44,139
Provision for future income taxes	109,000	202,500	41,000	792,500
	612,484	693,002	767,845	2,454,685
Change in non-cash working capital:				
Accounts receivable	1,393,467	384,819	2,998,353	(33,352)
Investment tax credits recoverable	(190,000)	(155,000)	(525,000)	(400,000)
Inventory	(68,955)	(30,913)	(23,656)	(155,757)
Prepaid expenses and deposits	(14,802)	180,154	(59,005)	108,420
Accounts payable and accrued liabilities	(137,620)	(880,278)	(1,024,455)	(983,635)
Current income taxes payable	(5,087)	-	(25,500)	-
Deferred revenue	(41,445)	49,044	(219,007)	(105,521)
	1,548,042	240,828	1,889,575	884,840
Financing:				
Net short-term loans	2,086,670	(307,330)	2,851,668	204,505
Issuance (repayment) of long-term debt	(17,058)	777,784	(84,380)	670,533
Issue share capital	17,265	55,814	47,665	261,980
Repurchase share capital	(72,603)	-	(341,968)	(6,457)
	2,014,274	526,268	2,472,985	1,130,561

Investing:				
Deferred project costs	-	-	(174,883)	-
Additions to land and buildings	-	(408,177)	(59,884)	(1,171,450)
Additions to capital equipment	(156,596)	(125,104)	(541,855)	(626,373)
Business acquisition (note 2)	(3,171,804)	-	(3,171,804)	(828)
	(3,328,400)	(533,281)	(3,948,426)	(1,798,651)
Increase in cash	233,916	233,815	414,134	216,750
Cash, beginning of period	536,319	378,592	356,101	395,657
Cash, end of period	$ 770,235	$ 612,407	$ 770,235	$ 612,407
Supplemental cash flow disclosure:				
Interest paid	$ 48,563	$ 66,065	$ 111,475	$ 161,440

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2003, with comparative figures for November 30, 2002
"Unaudited"

1. **Significant accounting policies**
The interim consolidated financial statements of International Road Dynamics Inc. have been prepared by mangement and are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual consolidated financial statements as of November 30, 2002. Certain footnote information has been condensed or omitted where there has been no material change from the most recent annual audited consolidated financial statements.

Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currency are translated at exchange rates prevailing at the balance sheet date. Revenue and expenses are translated into Canadian Dollars using the exchange rate on the date of the transaction. The resulting gains or losses are included in the statement of earnings. During the nine months to date of the current year the Company recorded an exchange loss of $432,853.

2. **Business Acquisition**
The Company purchased substantially all of the assets of the traffic and telematics business of PAT GmbH located in Europe and the United States at a cost of $3,171,804. The acquisition was accounted for by the purchase method and the results of operations have been recorded from August 8, 2003, the date of purchase. The purchase costs were paid in cash and were allocated to the assets acquired as follows:

Inventory	$ 2,532,780
Equipment	118,078
Goodwill and intangible assets	520,946
	$ 3,171,804

Analysis of goodwill and intangible assets included in the purchase price is being assessed and will be further catagorized between assets that will be amortized and assets not subject to amortization.

3. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2002	13,657,796	11,636,948
Shares issued in exchange for expenses	36,649	40,543
Shares issued for employee stock options exercised	61,000	47,665
Shares repurchased and returned to treasury	(333,200)	(283,895)
	13,422,245	11,441,261

There are currently 881,000 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $1.60 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

Cost of Goods Sold:	Three Months August 31, 2003	Nine Months August 31, 2003
Materials	1,675,796	5,872,476
Labour	975,357	2,885,873
Subcontract	601,016	1,317,766
Travel	382,516	1,148,458
Freight and customs	182,147	500,080
Bonding and other expense	17,460	45,146
Royalties	0	33,833
Amortized project costs	29,000	29,000
	3,863,292	11,832,632

Administrative and Marketing Expenses:		
Salaries and benefits	707,352	2,043,594
Travel	166,642	423,235
Telephone and utilities	129,207	371,311
Insurance	138,375	352,664
Advertising and promotion	83,803	320,467
Agents commissions	112,353	277,465
Professional fees	62,515	221,900
General office	53,759	215,542
Warranty	66,269	186,068
Rent & maintenance	58,402	183,340
Public Co. Relations and fees	12,774	111,175
Bank service charges	6,924	10,813
Directors fees and travel	19,563	68,332
Training and quality assurance	9,786	40,532

1,627,724	4,826,438

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

To directors for fees:

Date	Shares	Price	Proceeds
June 3, 2003	12,637	$1.06	$13,396
July 4, 2003	11,654	$1.02	$11,828

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
June 3, 2003	15,000	$0.91	$13,650
July 4, 2003	3,000	$0.75	$ 2,250
July 22, 2003	3,000	$0.91	$ 2,730

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
June 25, 2003	Darren Lozinski	20,000	$1.00	November 30, 2005
August 27, 2003	University of Saskatchewan	20,000	$0.95	November 30, 2005

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,422,245 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
20,000	$0.60	November 30, 2003
5,000	$0.75	November 30, 2003
94,500	$0.91	November 30, 2003
20,000	$0.95	November 30, 2005

15,000	$1.00	November 30, 2003
20,000	$1.00	November 30, 2005
10,000	$1.01	May 31, 2006
75,000	$1.10	November 30, 2003
14,000	$1.10	May 31, 2004
10,000	$1.16	November 30, 2005
159,000	$1.18	February 28, 2004
61,500	$1.36	November 30, 2004
40,000	$1.45	June 30, 2005
317,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005

(d) as at August 31, 2003 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Harvey Alton	Ray Harris
Dr. Mike Walton	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the quarter were $6.3 million, compared to $7.8 million in last year's third quarter. For the first nine months of fiscal 2003 sales were $18.1 million compared to sales in the first nine months of 2002 of $21.6 million. Gross margin in the third quarter increased to 38.7% of sales compared to 36.7% in the second quarter of this year and 33.8% in the third quarter of last year. Gross margin for the nine months ended August 31, 2003 were 35.0% compared to 36.2% for the first nine months of 2002.

The increase in gross margin for the quarter is due to a change in sales mix that included a greater percentage of higher margin engineering and software services revenues, service contract revenues and sales of IRD proprietary products; and a lower percentage of OEM products and subcontracted construction work, which are passed through to the customer at lower margins. In the third quarter, combined engineering and software services revenues, service contract revenues and sales of IRD proprietary products represented 79.4% of total revenues compared to 58.3% in the third quarter of last year. For the year to date, combined engineering and software services revenues, service contract revenues and sales of IRD proprietary products represented 78.6% of total revenues compared to 71.6% for the first nine months of 2002. In the third quarter OEM products and subcontracted services accounted for 14.0% of revenues compared to 28.4% in the third quarter of last year. OEM products and subcontracted services accounted for 15.2% of total revenues to date in 2003 compared to 19.2% of revenues for the first nine months of 2002.

Following is breakdown of IRD's sales by geographic segment for the periods ended August 31:

	Three Months		Nine Months	
	2003	2002	2003	2002
Canada	216,268	656,121	946,261	1,474,805
United States	5,834,905	6,717,073	15,614,457	17,697,888
Offshore	252,496	393,475	1,504,404	2,444,563

6,303,669	7,766,669	18,065,122	21,617,256

Administrative and marketing expenses were $1,627,724 in the third quarter compared to $1,643,953 in the second quarter of 2003 and compared to $1,630,710 in the third quarter of 2002. For the nine months ended August 31, 2003 administrative and marketing expenses were $4,826,438 which is 1.9% higher compared to $4,736,844 for the first nine months of 2002. Controlling expenses continues to be a priority for the Company. However a 7% decrease in overhead wage and travel costs this year were offset by increased insurance costs and the cost of a marketing campaign aimed at increasing sales of IRD's in-vehicle driver management systems.

Net research and development expenditures were $208,043 in the third quarter compared to $203,236 in the second quarter and $302,264 in the third quarter of last year. For the first nine months of fiscal 2003, net research and development expenditures were $608,889 compared to $728,351 for the first nine months of last year. The decrease in the net research and development cost is the result of an increase in the provision for recoverable investment tax credits of $35,000 in the third quarter and $125,000 through the nine months ended August 31, 2003. Research and development expenditures before investment tax credits this year are $1.1 million which is about the same as the first nine months of last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $604,610 in the quarter and $797,163 in the first nine months of the year compared to $695,115 and $2,363,455 in the comparable quarter and nine-month periods last year.

Amortization charges grew in the third quarter to $178,683 from $168,938 in the third quarter of last year and to $523,677 for the first nine months compared to $473,634 for the first nine months of last year. The increase in fiscal 2003 is the result of additions to computer equipment and the Company's fleet of service vehicles over the past twelve months, as well as full amortization charges for the building addition and furniture added last year.

Interest charges on the Company's bank lines of credit are lower this year because of an improved cash position compared to last year. Interest on long-term debt is higher in the third quarter and nine-month periods due to the refinancing of the building mortgage to accommodate the building addition in the third quarter of last year.

The Company recorded and income tax provision of $109,000 on net earnings of $379,577 in the third quarter of this year compared to a provision of $202,500 on net earnings of $426,644 in the third quarter of 2002. For the year to date, the provision was $41,000 on net earnings of $174,625 compared to $792,500 on net earnings of $1,793,096 in the prior year. The reduction in the rate used to provide for future income taxes is the result of a larger portion of the business now qualifying for a manufacturers' tax rate reduction and the availability of a small amount tax loss that will be used to reduce this year's taxable income.

Net earnings for the third quarter were $270,577 or $0.02 per share compared to $327,436 or $0.02 per share in the second quarter and $260,144 or $0.02 per share for the third quarter of last year. For the first nine months net earnings were $133,625 or $.01 per common share ($0.01 diluted) compared to $1,000,596 or $0.08 per share ($0.07 diluted) for the first nine months of last year.

Cash flow from operations, after adjustment for changes in working capital items, for the third quarter of 2003 was $1.5 million and for the nine months ended August 31, 2003 was $1.9 million. By comparison, in the third quarter of 2002 cash flow from operations was $240,828 and for the first nine months of 2002 was $884,840. The primary reason for the increase in cash flow this year is a reduction of accounts receivable. This reduction is the result partly of a cyclical trend where a number of project milestones have been met to trigger collections,

and a trend toward an increasing percentage of the business being service and maintenance work that typically has a shorter account collection term.

During the quarter the Company completed the purchase of the European and North American operations of PAT Traffic, which resulted in a total cash investment of $3.2 million. Of that amount, $2.5 million was allocated to inventory with the balance to manufacturing and testing equipment, goodwill and other intangible assets. In addition a total of $156,596 was spent during the third quarter and $541,855 in total this year for routine replacement of computer and automotive equipment. That brings total capital investments this year to $3.9 million compared to $1.8 million in the first nine months of last year when a significant addition to land and building was made.

During the quarter the Company re-purchased for cancellation 71,200 shares at a cost of $72,603 under its approved Issuer Bid. Through the first nine months of fiscal 2003 a total of 333,200 shares have been repurchased at a cost of $341,968. The total Issuer Bid is for 600,000 shares and is approved to the end of November, 2003.

IRD's balance sheet remained strong at the end of the quarter. Working capital was $9.4 million at the end of the quarter compared to $10.7 million at the end of the last fiscal year end. The ratio of current assets to current liabilities is 2.4 at the end of the quarter and the debt to equity ratio is .33. In order to ensure financial resources were available to finance the purchase and operation of the PAT Traffic business the Company arranged to increase its bank line of credit to $7.5 million. At the end of the third quarter $3 million was drawn on the line.

Forward Looking Information

The business of International Road Dynamics is susceptible to a number of risks. These risks, and other risks associated with an investment in common shares, include, but are not limited to, the following: technological advances which may render current products obsolete; the impact of economic cycles on government and other contracts; failure to develop new product offerings; operating hazards; geographic expansion; product liability; regulatory scrutiny; environmental, health and safety regulations; competitive environment; reliance on key personnel; labour action; foreign exchange exposure; increased interest rates; integration of acquired businesses; potential undisclosed liabilities associated with acquisitions; uninsured and underinsured losses; capital expenditures; potential dilution from issuances of common shares from treasury; restrictions on potential growth.

Certain statements in this discussion may include "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of International Road Dynamics Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this discussion, such statements use such words as "may", "will", "expect", "anticipate", "project", "believe", "plan", and other similar terminology. The risks and uncertainties are detailed from time to time in reports filed by the Corporation with the securities regulatory authorities in applicable provinces and territories of Canada. New risk factors may arise from time to time and it is not possible for management to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance and achievements of the Corporation to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP").

Management believes that EBITDA is a useful supplemental measure to net earnings (loss), as it provides investors with an indication of operating performance prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of the Corporation's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Corporation's method of calculating EBITDA may differ from the methods by which other companies calculate EBITDA and, accordingly, EBITDA may not be comparable to measures used by other companies.